EXHIBIT 16

CHANGE IN AUDITORS LETTER

100 Chestnut Street Suite 1200 Rochester, NY 14604 Phone 585 / 423-1860 Fax 585 / 423-5966 www.mengelmetzgerbarr.com An Independent Member of the BDO Seidman Alliance

Additional Offices / Elmira, New York / Hornell, New York / Ithaca, New York

March 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read the disclosure captioned “Changes in and Disagreements With Accountants on Accounting and Financial Disclosures” contained in the proxy statement for the 2009 Annual Meeting of Stockholders of FSB Community Bankshares, Inc. (the “Company”) and are in agreement with the statements concerning our firm contained therein, and we have no basis to agree or disagree with the other statements of the Company contained therein.

Very truly yours,

MENGEL, METZGER, BARR & CO. LLP